U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

                            (Check One):

|_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB

For  Period  Ended:  June  30,  1997
 |_|  Transition  Report  on Form  10-K
 |_| Transition Report on Form 20-F
 |_| Transition Report on Form 11-K
 |_| Transition Report  on Form 10-Q
 |_|  Transition  Report  on Form  N-SAR For the  Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I-Registrant Information

         Full Name of Registrant  Aarow Environmental Group, Inc.
         Former Name if Applicable:  Rain Forest - Moose, Ltd.

         Address of Principal Executive Office (Street and Number)
                  5703 South Hewitt
         City, State and Zip Code  Johnson, Arkansas 72741



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Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                    (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense:

|X|

                    (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

State below in reasonable detain the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The unaudited financial statements to be included within the Form 10-QSB have not been completed timely to allow preparation and filing on a timely basis without unreasonable effort and expense.



Part IV-Other Information

         (1) Name and telephone number of person to contact in regard to this notification
                Stanley L. Sisemore     (501)                    444-8688
                  (Name)             (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       |X| Yes    |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



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                                                           |_| Yes   |X|  No

           If  so:  attach  an  explanation  of  the  anticipated   change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Aarow Environmental Group, Inc.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 13, 1997                              By: /S/STANLEY L. SISEMORE
                                                      -----------------------
                                                Stanley L. Sisemore, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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                   PART IV-OTHER INFORMATION
                        Item 3 Statement



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